BNY MELLON INVESTMENT ADVISER, INC.
New York, New York 10286

August 31, 2021

BNY Mellon U.S. Mortgage Fund, Inc.

240 Greenwich Street
New York, New York 10286

Re: Fee Waiver – BNY Mellon U.S. Mortgage Fund, Inc.

To Whom It May Concern:

BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon U.S. Mortgage Fund, Inc. (the "Fund"), as follows:

The fund’s investment adviser, BNY Mellon Investment Adviser, Inc. has contractually agreed, until August 31, 2022, to waive receipt of its fees and/or assume the direct expenses of the fund, so that the direct expenses of the fund's Class A, Class C, Class I, Class Y and Class Z shares (excluding taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) do not exceed an annual rate of .80%, 1.55%, .55%, .55% and .70%, respectively. On or after August 31, 2022, BNY Mellon Investment Adviser, Inc. may terminate this expense limitation agreement at any time.

This Agreement may only be amended by agreement of the Fund, upon the approval of the Board of Directors of the Fund and BNYM Investment Adviser to increase the amount of the waiver and may only be terminated prior to August 31, 2022, in the event of termination of the Management Agreement between BNYM Investment Adviser and the Fund.

BNY MELLON INVESTMENT ADVISER, INC.

By: /s/ James Bitetto

       James Bitetto

       Secretary

Accepted and Agreed To:

BNY Mellon U.S. MORTGAGE FUND, Inc.

By: /s/ James Windels

      James Windels

      Treasurer